

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

<u>Via E-mail</u>
John J. Donahoe
President and Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, CA 95125

> **Re:** **eBay Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed January 31, 2014**
> **Response dated December 9, 2014**
> **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your response dated December 9, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62</u>

<u>Overview, page 62</u>

1. We note your response to comment 1 in our letter dated December 4, 2014. As the information you provided was not responsive to our comment, we reissue our comment. Tell us the portion of GMV represented by transactions that are closed but not consummated for each year presented. In addition, please separately explain in more detail why you believe "the total mix of information in [y]our financial statements, as well as the nature of the metric" support your conclusion that is it not meaningful or

material to disclose this information to your investors, particularly since you use GMV to explain changes in your revenue.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief